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Securing Our World>
*Graphic representation of data analysis capabilities, not a direct representation of drone use or capabilities.

INVEST IN **AVAWATZ**

Improving security with robotics and AI

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. $1.2M booked revenue in 2025
2. $6.5M+ total capitalization

3. Deep-Tech Moat: 7 exclusive IP + Patents

4. Golden Dome SHEILD IDIQ - Direct Contract

5. $16+M sales pipeline

6. Distinct TRUST AI infrastructure with real-world validation

7. Active pilots in the private and public sectors

Featured Investors



Jayesh Patel

Invested $200,000

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Hospitality industry veteran and Investor

"AvaWatz makes it easy to build robot teams for human safety applications. I have known Rajini Anachi, the founder for many years and she is a high performing leader."



Jolly Bhatia

Invested $100,000

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Jolly is a senior leader in the biotech industry with diverse experience building innovative, fit-for-purpose quality risk management solutions for growing small—to mid-sized companies. He is also the founding member of the New England band "Din Check"

"We invested in AvaWatz due to its unique AI-robotics-driven product line and the

"We invested in AvaWatz due to its unique AI robotics-driven product line and the application landscape the company is exploring. Our investment decision was driven by Rajini's solid history of start-ups and exits, the leadership, passion, commitment, and discipline she brings to every aspect of the business, the academic and IP accomplishments backing the business platform, and the sales the company had already made. We see tremendous growth for AvaWatz in the coming years and are excited to be a part of their journey!!"

Kiran Indukuri

Invested $20,000

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Syndicate Lead

I'm an experienced software engineer and an entrepreneur.

"Avawatz has the winning combination. They have an amazing team and great products at the intersection of AI, Robotics And Security. They have built a great sales pipeline. I believe they are positioned well to solve hard problems for both private and government customer usecases. The solutions that they are building to improve safety for industries and public safety are impressive. They are poised to ride the AI wave with solid product portfolio. I am doubling down on this opportunity."



Cliff Banner

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Lt Col, USAF (ret.) & Principal, Intelligent Visioneering

"AvaWatz and its inspirational leader, Dr. Rajini Anachi, have created a series of advanced AI solutions for unmanned robotic systems. These solutions have been both innovative and effective at solving the toughest problems affecting my area of expertise, namely aircraft and aircrew safety.
I invested in Avawatz as it addressing a large growing market and I have know Dr. Anachi for over a decade and watched her A game in execution."



Luca Zambello in

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Co-founder and CEO of Jurny, inc., Forbes contributor and featured in Entrepreneur, Bloomberg, Business Insider, and other publications.

"Because of the incredible founders and amazing technology!"



Giles Walger in

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20+yrs in the USMC. 5 years at Amazon.

"I know your company and you fit my portfolio. I can help you join the Close Combat Lethality Task Force --email me. Recommend you be at MCWL in Stafford/Quantico 9/12-13 for the demo to USN, USMC, USA, and SOCOM. I am not sure if the USAF rep will be there. I can get you an invite."

Team



Rajini Anachi Founder, CEO

2x founder, previously founded CyGlass, which was acquired by Nominet in 2020. Focused on bringing tremendous value to AvaWatz customers, employees, and investors.

avawatz.com



Bala Jana Co-Founder, Board Member

Investor, early team member at several start-ups acquired by Fortune 500 companies. Leading product innovation , commercialization, and product-market-fit.



J.R. May Director of Business Development & Sales

Proven expertise in DoD and commercial sales. Brings an extensive network of connections for direct sales, partnerships, and rapidly scaling for growth. Previously led business development at mZeal/Cyglass (acquired by Nominet in 2020)



Prof. Rishabh Iyer Research Director - AI



Prof. Rishabh Iyer, an Asst. Professor at the University of Texas, Dallas. Dr. Iyer specializes in efficient machine learning (ML) and advance combinatorial optimization and information theory. He has won several awards and fellowships over the years.



John McKendry Product Development Director

John McKendry has a strong background in real-time control systems, artificial intelligence for multi-sensor analysis, robotic network engineering and autonomous edge computing. Was instrumental in architecting the cognitive engine at mZeal/Cyglass.



Ajay Jain Marketing & Operations

Ajay Jain has 20+ years of experience in managing operations of an IT consulting company and 5 years of experience as corporate secretary of an investment banking company in India. Expertise in people management, business development & cost/budget mgt.



Neal Wadhwani Sales & Marketing Advisor

Neal has 25+ years of experience in Sales and Marketing in Fortune 500 companies. Over the course of his career, his focus has been Technology Sales, Presales, ITOps, Digital Marketing, and executive leadership experience with high-growth startups.



Meenakshi Kulshreshtha Finance Advisor

Meenakshi is a seasoned financial leader with expertise in accounting, finance, M&A, risk management, and corporate strategy. She has a proven track record of advising executives and optimizing financial structures to drive growth and sustainability.

<Securing Our World>


Securing
Our World>
*Graphic representation of data analysis capabilities, not a direct representation of drone use or capabilities.

In a world with ever-evolving threats, we are dedicated to safeguarding lives and securing communities. We envision a future where technology seamlessly coordinates human and robotic awareness and intervention to create an impenetrable shield of protection.


AI IS EVERYWHERE

AI is everywhere. But in security and safety, the real question is: can

we trust it?

Artificial intelligence is helping to leapfrog legacy systems in mission-critical applications, such as airport security, infrastructure inspection, medical diagnosis, and autonomous operations.

Every day:

- 3 million passengers pass through TSA checkpoints (1B passenger per year)
- Hospitals and doctors rely on AI to detect life-threatening diseases
- Utilities depend on AI to inspect critical infrastructure

In such high-stakes environments, precision and reliability are not optional.


COST OF A MISS
One Missed Threat
$100M+
One Missed Tumor
Life or Death
One Missed Infrastucture Failure
$1B+
In these environments, AI must be precise and

remain reliable and trustworthy over time.

Modern AI models struggle with rare, unstructured, and changing conditions. They drift as environments change, miss low-frequency rare occurrences (threats), and often don't know when they're wrong. In high-stakes environments, that is not acceptable.

WHAT DO WE DO?

We Build High-Precision AI for Rare, High-Stakes Cases

Traditional AI performs well on common patterns.

But in security, infrastructure, and medical systems:

- Threats are rare
- Anomalies are subtle
- The cost of a miss is enormous



AvaWatz AI is designed to:


Reduce False Alarms
Improve Signal-to-Noise Performance
Detect Rare and Concealed Threats
We focus on rare-case mastery where risk lives

Then We Protect That Precision

Even strong AI models degrade over time as real-world conditions change.

Data shifts. Environments evolve. Edge cases emerge.

Most systems silently drift. No one notices until it is too late.

Ours doesn't.


AvaAI Protects Precision Over Time
Continuously monitors its own outputs
Detects performance drops
Identifies root causes
Auto-correct as needed
person 0.84

We don’t just build precise AI.

We make sure it stays precise.

We combine precision and resilience into a unified lifecycle architecture.

We Build High-Precision AI for Rare, High-Stakes environments that catch its own mistakes and self-correct in real-time.

OUR AvaAI PLATFORM

AvaAI is AvaWatz’s proprietary AI platform built to help enterprises develop, deploy, and monitor high-precision AI models for robotics, computer vision, and other mission-critical environments. By combining automated data curation, synthesis, scalable model training, and real-time performance monitoring, AvaAI aims to shorten development cycles, improve model reliability, and support continuous optimization after deployment.


AvaAI: End-to-End
AI Model Development and Monitoring
From raw data to deployed, monitored, and trusted AI
Visual
Logs/Documents
Tabular Data
Sensor Data
Multi-Modal
GENIE
Data Curation
ZELLA
Model Training
FALCON
Model


• Auto Labeling
• Data Synthesis
• Targeted Selection
• Active Learning
• Efficient training
• Fine-tuning
• Balanced learning
Monitoring
• Error Detection
• Root Cause
• Self Correction
• Adversarial hardening
Learns – Adapts - Thrives

AvaWatz holds seven (7) exclusive IP data rights for 20 years and has applied for several patents pending in the final stages of approval for these AI development and monitoring technologies.

REAL-WORLD FOCUS

AVIATION SECURITY


Aviation Security
4.4B global passengers/year
1B screened annually in US
Threats are rare, evolving, and often concealed
Human fatigue and AI


Blindspots are real
Conract with DHS-TSA

There are environments where AI cannot afford to be “mostly right.”

Rare cases are exactly where traditional AI struggles.

We are building AI systems designed for high-stakes environments, where errors are unacceptable, and trust is mandatory.

We are contracted with DHS-TSA to build AI that improves detection accuracy while reducing false alarms and the cognitive burden on humans.

OTHERS

We just completed a pilot for the Department of Transportation (DOT) for predictive maintenance of their vehicular fleet.

We are in talks with utility companies to assist them in the inspection and maintenance of their critical infrastructure.

These are all different applications, but they carry the same DNA of AvaWatz’s Trusted AI.


Different Applications - Same DNA at Work
Source: DHS /TSA
Security Surveillance
Inspection Maintenance


Medical Imaging
Autonomous Systems

Our results in test environments:

- 80–90% rare-case coverage
- 5x faster labeling
- 5–10x faster training cycles

THE OPPORTUNITY

Demand for trustworthy AI in mission-critical applications is accelerating.

These markets are rapidly leapfrogging legacy systems in favor of AI-driven automation, where detection accuracy and assurance are paramount.

AvaWatz operates squarely in the “AI you can trust” space, a fast-growing and strategically vital market.




$250B Market
AI Security Solutions
$147B by 2030
AI Medical Dental Imaging
$6.5B by 2030
AI Inspection & Maintenance
$102B by 2032
High-stakes AI deployment requires a trust layer
AvaWztz Provides that Trust Layer!

Source 1, Source 2, Source 3 and Source 4

Leading the AI robotics industry with advanced technology addressing critical gaps for military organizations, we currently have a robust $16M sales pipeline. Our business model currently consists of subscription services (SaaS) with services focused on the following market verticals: Inspection & Maintenance, Surveillance, Autonomous Systems, and Medical Imaging.


TRACTION
AVAWATZ
Prime for Golden Dome SHIELD


$151B ceiling IDIQ
$1M Post-Pilot
Operational Phase Contract
U.S. DEPARTMENT OF HOMELAND SECURITY
Prime for $245M ceiling IDIQ
3 + 3 years
Jointly awarded contract for
Surface Robotic Systems
UNITED STATES NAVY

Our military-grade technology is also available and tested across many commercial industries, such as:

- Transportation & Aviation
- Hospitality & Entertainment
- Utility
- Safety & Security
- Healthcare


TRACTION
AVAWATZ
Sales Pipeline of over $16M
2029 Projected Revenue
$20M+
Projected Revenue
20
15
10


Public & Private Sector
5
0
2026
2027
2028
2029

*Revenue projections are only an estimate and not indicative of future performance.

JOIN OUR COMMUNITY

As AI becomes more deeply integrated into critical industries, the need for systems that are not only capable but also trusted becomes increasingly important. AvaWatz is developing Trusted AI technology for autonomous systems operating in complex, demanding, and high-stakes environments where reliability, oversight, and resilience are essential. Rather than focusing on consumer AI applications, the company is working on infrastructure-grade solutions for sectors such as transportation, public safety, defense, and critical infrastructure.

AvaWatz has also received active R&D funding from U.S. defense and homeland security agencies, reflecting engagement in mission-relevant development efforts. Proceeds from this Reg CF offering are expected to support continued product development, sales, and growth initiatives. For investors, this offering provides a chance to gain exposure to a company at the ground floor of an emerging area of AI.

Today, I'm inviting you to join us on this exciting journey to shape a future where advanced technology serves its highest purpose: protecting and securing human life. Together, we can build a world where intelligent

securing human life. Together, we can build a world where intelligent automation serves as a force multiplier for safety and security worldwide.

Thank you

Rajini Anachi

Dr. Rajini Anachi